UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-173037-09

MCJUNKIN RED MAN CORPORATION (as successor to McJunkin-Puerto Rico Corporation)

(Exact name of registrant as specified in its charter)

c/o McJunkin Red Man Corporation 2 Houston Center, 909 Fannin, Suite 3100 Houston, TX 77010 (713) 655-1005

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.50% Senior Secured Notes Due 2016

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, McJunkin Red Man Corporation Corporation (as successor to McJunkin-Puerto Rico Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MCJUNKIN RED MAN CORPORATION (as successor to McJunkin-Puerto Rico Corporation)

Date: November 19, 2012	By:	/s/ Daniel J. Churay
Name: Daniel J. Churay Title: Executive Vice President, General Counsel and Corporate Secretary